RENAISSANCE OIL CORP.

(the “Company”)

FINANCIAL STATEMENTS REQUEST FORM

National Instrument 51-102 – “Continuous Disclosure Obligations” requires that the Company send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Company’s annual and/or interim financial statements and accompanying management’s discussion and analysis (“MD&A”). If you wish to receive the Company’s annual and/or interim financial statements and MD&A, please complete and return this form.

Please note that you will not automatically receive copies of the Company’s financial statements and MD&A unless this form is completed and returned. Copies of the Company’s annual and interim financial statements and MD&A are available through the System for Electronic Document Analysis and Retrieval at www.SEDAR.com.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Company’s distribution list.

If you wish to receive the Company’s annual and/or interim financial statements and accompanying MD&A this year, please complete and return this form by mail to the Company at the following address, or by fax at (604) 609-6145:

RENAISSANCE OIL CORP.

Suite 3123 – 595 Burrard Street, P.O. Box 49139

Vancouver, British Columbia V7X 1J1

The undersigned securityholder of the Company hereby elects to receive:

□

(A)

Annual financial statements and MD&A of the Company, or

□

(B)

Interim financial statements and MD&A of the Company, or

□

(C)

Both (A) and (B) as described above.

If you would like to have the documents noted above to be delivered to you electronically, please complete and return Appendix A attached hereto.

By signing below, I confirm that I am a shareholder of the Company and that I consent to the collection and use of personal information for the purposes outlined above and request that my name be placed on the Company’s mailing list in respect of its annual and/or interim financial statements and MD&A for the current financial year.

NAME:  (please print)

________________________________________________

ADDRESS:

________________________________________________

________________________________________________

________________________________________________

________________________________________________

SIGNATURE: _____________________________________

DATE:_______________________

APPENDIX A

Consent to Electronic Delivery of Documents

TO:

RENAISSANCE OIL CORP. (the “Company”)

I have read and understand this “Consent to Electronic Delivery of Documents” and hereby consent to the electronic delivery of the Company’s annual and/or interim financial statements and related MD&A that the Company elects to deliver to me electronically, all in accordance with my instructions below:

1.

I acknowledge that the annual and/or interim financial statements and related MD&A that the Company elects to deliver to me electronically will be attached to an email sent to my email address that is set out below.

2.

I understand that since the annual and/or interim financial statements and related MD&A will be sent by email and will be in PDF format, I will need access to a personal computer with appropriate software, including email software, and communication access to the Internet to receive the document, Adobe Acrobat Reader software to view the PDF-formatted documents and a printer to print the documents.

3.

I acknowledge that I may receive from the Company a paper copy of any documents delivered electronically at no cost if I contact the Company by telephone, facsimile or regular mail as set out in number 5 below.

4.

I understand that at any time and without giving me advance notice, the Company may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me. I also understand that I will be provided with a paper copy of any documents delivered electronically if electronic delivery fails.

5.

I understand that my consent may be revoked or changed, including any change in the email address to which documents are delivered, at any time by notifying the Company of such revised or revoked consent by regular mail, telephone or fax at:

RENAISSANCE OIL CORP.

Suite 3123 – 595 Burrard Street, P.O. Box 49139

Vancouver, British Columbia V7X 1J1

Phone: (604) 609-6110; Fax: (604) 609-6145

6.

I understand that I am not required to consent to electronic delivery.

_________________________________

Signature of Shareholder

_________________________________

Name of Shareholder

________________________________

E-mail Address